

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2020

Jude Beres
Chief Financial Officer and Treasurer
UNIVERSAL LOGISTICS HOLDINGS, INC.
12755 E. Nine Mile Road
Warren, Michigan 48089

> **Re: UNIVERSAL LOGISTICS HOLDINGS, INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 16, 2020**
> **File No. 000-51142**

Dear Mr. Beres:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

(19) Segment Reporting , page 68

1.   Your disclosure indicates that your segment presentation "reflects the manner in which management evaluates our operating segments, including an evaluation of economic characteristics and applicable aggregation criteria." To help us understand your presentation and how you have applied the aggregation criteria, please address the following:

- Tell us your operating segments, and explain how they have been identified;

- Tell us how your operating segments have been aggregated to produce your reportable segments; and,

- Describe for us how you have evaluated the economic characteristics and applied the aggregation criteria to arrive at your reportable segments. As part of your response, provide, for each period presented, the metrics you considered as part of evaluating economic characteristics. To the extent that you did not consider target margins, as shown in your Fall 2020 Investor presentation, explain to us why you did not, and provide these metrics for each your operating segments.

Your response should include sufficient detail to demonstrate how your presentation complies with the relevant provisions of FASB ASC Topic 280, including FASB ASC paragraphs 280-10-50-1 and 280-15-50-11.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Senior Staff Accountant at (202) 551-3339, or Gus Rodriguez, Accounting Branch Chief at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation